Exhibit 99.1

Mint Signed MOU with Edvance Innovation Limited to Expand into the Middle East and North Africa Education Robotics Market Through Distribution Partnership

Hong Kong, Sept. 09, 2026 (GLOBE NEWSWIRE) — Mint Incorporation Limited (“Mint” or the “Company”, together with its subsidiaries, the “Group”, NASDAQ: MIMI), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that its majority-owned joint venture entity, Rice Robotics AGI Holding Limited (“Rice Robotics AGI”), has entered into a non-binding Memorandum of Understanding (the “MOU”) with Edvance Innovation Limited (“Edvance”) to establish a strategic distribution partnership for the Middle East and North Africa (MENA) education robotics market.

Under the MOU, Rice Robotics AGI will act as the hardware supplier and education platform provider, while Edvance will serve as the distributor and curriculum services provider across the MENA region. Pursuant to the MOU, Edvance is appointed as the exclusive distributor of Rice Robotics AGI’s products for Morocco, with expansion into other MENA markets to be developed and agreed upon between the Parties as opportunities arise. The appointment is non-exclusive for the remainder of the MENA region outside Morocco. The MOU outlines a non-binding commercial goal of deploying 3,000 units of educational robotics hardware across the MENA region over a 36-month period, with the first purchase order of 50 units targeted for placement by 30 November 2026, subject to final product specification, sample validation, confirmed pricing, and agreed delivery terms. It is further agreed that Edvance will lead commercial expansion of Rice Robotics AGI’s products in the MENA region, including customer outreach, channel development, product demonstrations, local marketing, sales conversion, and first-line customer coordination. The parties intend to negotiate and sign a definitive distribution and education services agreement, which will address product pricing, platform subscription terms, service levels, and other commercial terms.

Rice Robotics AGI, established through a joint venture between, among others, Mint’s wholly owned subsidiary Aspiration X Limited and Rice Robotics Holdings Limited (“Rice Robotics”) in May 2026, focuses on the development and commercialization of AI-powered robotics solutions. Building on the successful co-development and delivery of the FLOKI Minibot M1, the joint venture intends to channel that technical foundation into new market verticals. This MOU represents Rice Robotics AGI’s plan for a strategic entry into the MENA education sector, leveraging Edvance’s local expertise and regional network to bring innovative robotics education solutions to schools and educational institutions across the region.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint, stated: “This MOU represents an exciting new chapter for Rice Robotics AGI as we seek to expand our footprint beyond Asia and into the rapidly growing MENA education market. The MENA is investing heavily in STEM education and future-ready curricula, and we see tremendous potential to bring our AI-powered robotics platforms to students and educators across the region. Through this partnership with Edvance, we are combining our technological expertise with deep local market knowledge to create meaningful educational impact.”

Mr. Victor Lee, Founder of Rice Robotics and Chief Executive Officer of Rice Robotics AGI, said: “Education has always been a core passion for us, and we are thrilled to partner with Edvance to bring our robotics solutions to the MENA. The planned deployment of up to 3,000 units over three years reflects the strong interest we are seeing in innovative, hands-on robotics education in the region. With Edvance’s curriculum services and local distribution capabilities, we believe we are well-positioned to empower the next generation of innovators and engineers across Arabic-speaking markets.”

The MOU is non-binding and subject to the execution of definitive agreements and satisfaction of customary conditions. Further details regarding product specifications, pricing, and service terms will be set out in the definitive distribution agreement to be negotiated by the parties.

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Mint Expands into Middle East and North Africa Education Robotics Market Through Rice Robotics AGI Distribution Partnership

9 September 2026

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI) is a Hong Kong-based company listed on NASDAQ, strategically focused on artificial intelligence (AI), robotics, and interior design. Through its wholly owned subsidiary Axonex AI Limited (“Axonex AI”) and Aspiration X Limited’s joint venture Rice Robotics AGI Holding Limited (“Rice Robotics AGI”), Mint delivers comprehensive intelligent automation solutions. Axonex AI specializes in smart facility management, integrating robotics, IoT, physical AI solutions such as humanoid robots and AI-powered analytics to provide real-time monitoring and predictive insights. Rice Robotics AGI focuses on customer-centric robots and companion robots. In addition, through Matter International Limited, the Group provides professional interior design and fit-out services. Anchored by innovation and practical application, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

About Rice Robotics AGI Holding Limited

Rice Robotics AGI Holding Limited is a joint venture established by Mint’s wholly owned subsidiary Aspiration X Limited and Rice Robotics Holdings Limited in May 2026. Rice Robotics AGI focuses on the development and commercialization of next-generation AI-powered robotics solutions, building on the successful development and delivery of the FLOKI Minibot M1 for commercial applications. Rice Robotics AGI is committed to making intelligent, joyful robotics accessible to users across diverse market verticals, from consumer companionship to education.

About Edvance Innovation Limited

EDvance Innovation Limited is a Morocco-based education and innovation company developing practical learning programmes in robotics, coding, artificial intelligence, engineering and applied STEM for schools across Morocco and the wider MENA region. The company focuses on helping young learners move beyond theoretical knowledge by building, programming, testing and presenting real projects. Its programmes combine technology education with problem-solving, creativity, design thinking, communication and innovation skills. EDvance works with schools through flexible delivery models, including direct programme implementation, teacher training, curriculum licensing and classroom support. The company is developing structured learning pathways that progress from beginner-level physical computing and block-based programming to more advanced robotics, Python and AI applications, with the aim of supporting future-focused education across the region.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

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